CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022
Attn: Mr. Philip J. Angelastro, Executive Vice President and Chief Financial Officer
(212) 415-3098

September 11, 2017

Mr. Carlos Pacho
Division of Corporation Finance Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Omnicom Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed: February 9, 2017
File No. 001-10551

Dear Mr. Pacho:

This letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 24, 2017 ( the “Comment”) relating to Omnicom Group Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For your convenience, the Comment is repeated below. All references to “we” and “us” refer to Omnicom Group Inc.

Pursuant to 17 C.F.R. §200.83, we request that confidential treatment under the Freedom of Information Act (“FOIA”) be afforded to the redacted portions of our response to the Comment included in the Supplemental Schedule. The confidential information is marked with bracketed asterisks (“[***]”). Omnicom believes that the confidential information represents proprietary business information which, if made public, would place the Company at a competitive disadvantage. If any person requests access to the confidential information referred to herein, whether pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.

Comment

Please provide a breakdown of (1) revenue, (2) operating margin, (3) operating margin percentage, (4) EBITA and (5) EBITA percentage for 2014, 2015, 2016 and forecasted 2017 by service discipline (advertising, CRM, public relations and specialty communications) for each of your networks.

Response

In response to the Staff’s request, we are providing the requested information in the attached Supplemental Schedule (“Schedule”). The first page of the Schedule presents the operating margins by service discipline for each Network after allocating SG&A, corporate and shared services costs, including the costs of Annalect, our shared data and analytics platform. The second page of the Schedule presents the operating margins before allocating these costs across the disciplines. Given our strategic focus on our virtual client Networks, for performance management purposes, we do not allocate costs incurred by the Networks, including SG&A, that benefit Omnicom as a whole, nor do we allocate corporate costs that benefit the Networks. However, as these costs are integral to the successful execution of our key client matrix organizational strategy, each Network should be allocated its share of costs in some rational manner. In considering the economic similarities of our Networks for the purposes of our segment reporting aggregation analysis, we have allocated our Network SG&A and corporate costs, as well as the costs of Annalect across our Networks. As we do not typically allocate costs by discipline, the allocation methodology used the relative operating margin and EBITA of each discipline within each Network, which is consistent with the methodology we used in considering the economic

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similarities of our Networks for the purposes of our segment reporting aggregation analysis (as presented in Attachment 2 of our Response Letter to the Staff’s comment letter, dated July 12, 2017).

* * * * * * *

We hope that the foregoing information is responsive to the Comment. Please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098. Thank you in advance for your cooperation in this matter.

Very truly yours,

/s/ Philip J. Angelastro
Philip J. Angelastro
Executive Vice President Finance and
Chief Financial Officer
cc:
Michael J. O’Brien, Esq. (Omnicom)
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins) Eric A. Riso (KPMG)

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SUPPLEMENTAL SCHEDULE

Omnicom Group Inc.
Revenue, Operating Margin, Operating Margin %, EBITA and EBITA % - ALLOCATED
Forecast 2017, 2016, 2015 and 2014

Network	Advertising	CRM	Public Relations	Specialty Communications
1	[***]	[***]	[***]	[***]
2	[***]	[***]	[***]	[***]
3	[***]	[***]	[***]	[***]
4	[***]	[***]	[***]	[***]
5	[***]	[***]	[***]	[***]
Total	[***]	[***]	[***]	[***]

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SUPPLEMENTAL SCHEDULE

Omnicom Group Inc.
Revenue, Operating Margin, Operating Margin %, EBITA and EBITA % - UNALLOCATED
Forecast 2017, 2016, 2015 and 2014

Network	Advertising	CRM	Public Relations	Specialty Communications
1	[***]	[***]	[***]	[***]
2	[***]	[***]	[***]	[***]
3	[***]	[***]	[***]	[***]
4	[***]	[***]	[***]	[***]
5	[***]	[***]	[***]	[***]
Total	[***]	[***]	[***]	[***]

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